Filed pursuant to Rule 424(b)(3)

Registration No. 333-234663

PROSPECTUS SUPPLEMENT NO. 4, DATED NOVEMBER 15, 2022

(TO THE PROSPECTUS, DATED FEBRUARY 25, 2020,

PROSPECTUS SUPPLEMENT NO. 1, DATED APRIL 2, 2021,

PROSPECTUS SUPPLEMENT NO. 2, DATED NOVEMBER 12, 2021, AND

PROSPECTUS SUPPLEMENT NO. 3, DATED JANUARY 24, 2022)

Series E Redeemable Preferred Stock and Series M Redeemable Preferred Stock

Maximum of 20,000,000 Shares in Primary Offering

Maximum of 8,000,000 Shares Pursuant to Dividend Reinvestment Plan

(Liquidation preference $25.00 per share of Series E Redeemable Preferred Stock or

Series M Redeemable Preferred Stock)

This prospectus supplement no. 4 (this “Supplement”) is part of and should be read in conjunction with the prospectus of Braemar Hotels & Resorts Inc., dated February 25, 2020, the prospectus supplement no. 1, dated April 2, 2021, the prospectus supplement no. 2, dated November 12, 2021, and the prospectus supplement no. 3, dated January 24, 2022 (collectively, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. When used in this Supplement, the terms “our company,” “we,” “us,” or “our” refer to Braemar Hotels & Resorts Inc., a Maryland corporation, and, as the context may require, its consolidated subsidiaries, including Braemar Hospitality Limited Partnership, a Delaware limited partnership, which we refer to as our “Operating Partnership.”

The purposes of this Supplement are as follows:

●	to disclose the status of this offering; and

●	to amend the sections of the Prospectus entitled “Dividend Reinvestment Plan—Participation” and “Plan of Distribution—Compensation of Dealer Manager and Participating Broker-Dealers” and “—Settlement Procedures.”

Status of this Offering

We have previously filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 (File No. 333-234663), including the Prospectus, dated February 25, 2020 (as the same may be amended and/or supplemented, the “Registration Statement”), under the Securities Act of 1933, as amended. The Registration Statement was declared effective by the SEC on February 21, 2020. Up to 20,000,000 shares of our Series E Redeemable Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”), or our Series M Redeemable Preferred Stock, par value $0.01 per share (the “Series M Preferred Stock,” and together with the Series E Preferred Stock, the “Preferred Stock”), are being offered in our primary offering pursuant to this Supplement and the Prospectus and up to 8,000,000 shares of the Preferred Stock are being offered pursuant to the dividend reinvestment plan (the “DRP”). As of October 25, 2022, we had issued 10,631,685 shares of the Preferred Stock for net proceeds of approximately $240.59 million.

DIVIDEND REINVESTMENT PLAN

The following disclosure amends certain portions of the section of the Prospectus entitled “Dividend Reinvestment Plan—Participation” and all related disclosure throughout the Prospectus, regarding participants initial reinvestment of dividends payable in the DRP. Except as set forth below, all other provisions of the “Dividend Reinvestment Plan” section of the Prospectus remain unchanged by this Supplement.

Participation

If the Administrator receives your enrollment form by the record date for the payment of the next dividend (approximately 15 days in advance of the dividend payment date), your dividend reinvestment will commence and that next dividend payment will be invested in additional shares of Preferred Stock for your DRP account. If the enrollment form is received after the record date for the payment of the next dividend (approximately 15 days in advance of the dividend payment date), that next dividend payment will be paid in cash by check or automatic deposit to a U.S. bank account that you designate and your dividend reinvestment will commence with the following dividend payment.

PLAN OF DISTRIBUTION

The following disclosure amends certain portions of the sections of the Prospectus entitled “Plan of Distribution—Compensation of Dealer Manager and Participating Broker-Dealers” and “—Settlement Procedures,” and all related disclosure throughout the Prospectus. Except as set forth below, all other provisions of the “Plan of Distribution” section of the Prospectus remain unchanged by this Supplement.

Compensation of Dealer Manager and Participating Broker-Dealers

Selling commissions and the dealer manager fee may, but not necessarily will, be reduced in connection with certain sales in which either we, our advisor, or the dealer manager and our respective affiliates have some relationship with the prospective investor that was created other than through participating broker-dealers or financial intermediaries. These sales may be with institutions, family offices, or high net worth individuals, but is not limited to these categories. The dealer manager may utilize the services of a third-party broker-dealer to serve as the broker of record for these sales. If utilized, the broker of record will undertake the necessary regulatory compliance, including but not limited to, determining the prospective investor’s suitability and anti-money laundering compliance. The dealer manager may reallow up to 3.0% of its dealer manager fee to the broker of record. Our advisor will make all final determinations regarding whether these sales fall within the category described above or are friends and family sales.

Settlement Procedures

There may be certain circumstances in which we engage a third party to assist with the settlement of the Preferred Stock. For example, in certain circumstances, your broker-dealer or your investment adviser may not be able to use DTC Settlement to process a transaction. In such situations, our dealer manager may engage a participating broker-dealer or other FINRA-registered broker-dealer who is not a participating broker-dealer (in each case, a “Trade Away Broker”) to serve as the executing broker-dealer to provide back-office support and processing services, including periodic closings and DTC Settlements, in connection with such trades (collectively, the “Trade Away Services”). The Trade Away Broker will receive compensation for the Trade Away Services, which may be a re-allowance of a portion of the dealer manager fee if the Trade Away Broker is a participating broker-dealer, or otherwise pursuant to a separate services agreement between our dealer manager and the Trade Away Broker if such Trade Away Broker is not a participating broker dealer. Investors purchasing shares for which the Trade Away Broker performs Trade Away Services are not customers of either the Trade Away Broker or our dealer manager, but rather customers of the broker-dealer or registered investment adviser with which the investor is a client.

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